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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                                 HANDY & HARMAN
                           (NAME OF SUBJECT COMPANY)

                                 HANDY & HARMAN
                      (NAME OF PERSON(S) FILING STATEMENT)

                            ------------------------

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   410306104
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                              PAUL E. DIXON, ESQ.
                         SENIOR VICE PRESIDENT, GENERAL
                             COUNSEL AND SECRETARY
                                 HANDY & HARMAN
                                250 PARK AVENUE
                            NEW YORK, NEW YORK 10177
                                 (212) 661-2400
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
 RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                With a Copy to:
                             MILTON G. STROM, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                         NEW YORK, NEW YORK 10022-3897
                                 (212) 735-3000

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ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Handy & Harman, a New York corporation ("Handy & Harman"), and the address of the principal executive offices of Handy & Harman is 250 Park Avenue, New York, New York 10177. The title of the class of equity securities to which this statement relates is the common stock, par value $1.00 per share, of Handy & Harman (the "Common Stock"), including the associated Common Stock Purchase Rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of January 26, 1989, and as amended on April 25, 1996 and October 22, 1996 (the "Rights Agreement"), between Handy & Harman and ChaseMellon Shareholder Services, L.L.C., as Rights Agent.

ITEM 2. TENDER OFFER OF THE BIDDER.

     This Schedule 14D-9 relates to a tender offer by HN Acquisition Corp., a New York corporation (the "Purchaser") and wholly owned subsidiary of WHX Corporation, a Delaware corporation ("Parent" or "WHX"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated December 16, 1997 (the "Schedule 14D-1"), under which the Purchaser is offering to purchase any and all Shares at a price of $30 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 16, 1997, and the related Letter of Transmittal (which, as amended from time to time, together constitute the "WHX Offer"). None of Parent, the Purchaser or any of their affiliates is affiliated with Handy & Harman, and the WHX Offer was not solicited by Handy & Harman.

     As set forth in the Schedule 14D-1, the principal executive offices of the Purchaser and Parent are located at 110 East 59th Street, New York, New York 10022.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and address of Handy & Harman, which is the person filing this
Schedule 14D-9, are set forth in Item 1 above.

     (b) Reference is made to the information contained under the captions "Executive Compensation," "Annual Incentive Awards for 1996," "Stock Options," "Long-Term Incentive Plan," "Pensions," "Compensation of Directors" and "Employment Contracts and Termination of Employment and Change in Control Agreements" in Handy & Harman's Proxy Statement, dated April 2, 1997, relating to Handy & Harman's 1997 Annual Meeting of Shareholders. Except as described in this Schedule 14D-9 or on pages 5 through 12 of Handy & Harman's Proxy Statement, which pages are filed as Exhibit 4 to this Schedule 14D-9 and incorporated herein by reference, to the knowledge of Handy & Harman, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest between Handy & Harman or its affiliates and (i) its executive officers, directors or affiliates or (ii) Parent, the Purchaser or their respective executive officers, directors or affiliates.

     Reference is also made to Handy & Harman's 1988 Long-Term Incentive Plan

(the "Stock Plan"), Handy & Harman's Long-Term Incentive Stock Option Plan (the "ISO Plan") and Handy & Harman's 1995 Omnibus Stock Incentive Plan (the "Option Plan"), attached hereto as Exhibits 12, 21 and 23, respectively, and incorporated herein by reference. Each of these plans provides that in the event of a change in control of Handy & Harman (as defined in each plan), any restrictions on restricted stock then held by a participant shall lapse and all options then held by a participant shall vest and become immediately exercisable and shall remain exercisable until its expiration, termination or cancellation pursuant to the terms of the applicable plan.

     Reference is further made to Handy & Harman's supplemental executive retirement plan (the "SERP"), attached as Exhibit 24 hereto and incorporated herein by reference. In the event of a change in control of Handy & Harman (as defined in the SERP), each participant shall be 100% vested in the amount of the benefits due to him or her, and Handy & Harman shall contribute the aggregate amount of all such benefits to a grantor trust established by Handy & Harman. At its May 1995 meeting, the Handy & Harman Board resolved to amend the SERP to provide that upon termination of a participant's employment, such participant can elect to receive a lump sum payment in the amount of his or her benefits, calculated on the same basis as under the Handy & Harman Pension Plan (the "Pension Plan"), except that the interest rate reflected in the calculation would be 80% of the applicable interest rate used in the Pension Plan. The Board also resolved to amend the SERP to

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provide that upon a change in control of Handy & Harman, (i) Handy & Harman shall pay, out of the grantor trust, a lump sum to each participant in the amount of each such participant's benefits calculated on the same basis as the Pension Plan; provided, however, that the lump sum factor reflecting 80% of the interest rate would be applied to the full amount of the pension determined under the SERP before the offset for the Pension Plan, which would then be reduced by the lump sum payment, as determined under the Pension Plan, reflecting 100% of the interest rate, (ii) with respect to any participant who had not yet attained the age of 60 and thus would not be eligible for an early retirement pension, the lump sum value of the full amount of pension would reflect commencement of the full amount of accrued pension starting at age 60, and (iii) if any lump sum payment made to a participant under the SERP is subject to the excise tax provisions of Section 280G of the Internal Revenue Code of 1986, as amended (the "Code"), Handy & Harman will reimburse such participant such that the net amount retained by the participant shall equal the lump sum payment without regard to such excise tax. A copy of the amendment to the SERP is attached hereto as Exhibit 25 and incorporated herein by reference.

     In 1996, Handy & Harman entered into an employment agreement with Mr. Robert D. LeBlanc, President of Handy & Harman (the "LeBlanc Agreement"), which provided for a two-and-a-half year period of employment, commencing on November 11, 1996, as Executive Vice President of Handy & Harman (Mr. LeBlanc was appointed President of Handy & Harman in July 1997). Mr. LeBlanc received a signing bonus of $85,000, and will receive a salary under the contract of $300,000 per annum, which amount may be increased only at the discretion of the Board. Mr. LeBlanc is entitled to participate in the Handy & Harman Management

Incentive Plan (the "Bonus Plan"), the Stock Plan and the Option Plan, as well as in the SERP, the Executive Post-Retirement Life Insurance Program (the "Life Insurance Program") and in all of Handy & Harman's employee benefit plans. If Handy & Harman should terminate the LeBlanc Agreement other than for cause or disability (each as defined therein) or death, Handy & Harman would continue to pay Mr. LeBlanc's salary for the longer of twelve months and the remaining life of the agreement. Mr. LeBlanc would also continue to participate in the SERP, the Life Insurance Program and in all other Handy & Harman employee benefit plans for the remainder of the employment period. The LeBlanc Agreement is attached as Exhibit 18 hereto and is incorporated herein by reference. If Mr. LeBlanc receives payments under the LeBlanc Agreement, he would not be entitled to receive any payments under the Supplemental Agreement (as hereinafter defined).

     In May 1997, Handy & Harman entered into an agreement (the "Supplemental Agreement") with Mr. LeBlanc, providing that if, any time within two years following a change in control of Handy & Harman (as defined in the Supplemental Agreement), Handy & Harman terminates Mr. LeBlanc's employment (other than for Disability or Cause, as such terms are defined in the Supplemental Agreement), or if Mr. LeBlanc terminates his employment for Good Reason (as defined in the Supplemental Agreement), Mr. LeBlanc will be entitled to receive a lump sum cash payment equal to one year's base salary, and to receive, for twelve months following his termination of employment, life, medical and dental insurance benefits substantially similar to those which he was receiving immediately prior to the notice of termination given with respect to such termination. The Supplemental Agreement, attached as Exhibit 27 hereto and incorporated herein by reference, also provides that if any payment made to Mr. LeBlanc under the Supplemental Agreement is subject to the excise tax provisions of Section 4999 of the Code, Handy & Harman will reduce such payment to the extent necessary to avoid such payment being subject to such excise tax.

     In May 1997, Handy & Harman also entered into agreements (the "Change in Control Agreements"), a form of which is attached as Exhibit 28 hereto and is incorporated herein by reference, with each of Paul E. Dixon, Senior Vice President, General Counsel and Secretary of Handy & Harman, Dennis C. Kelly, Controller of Handy & Harman, and Robert F. Burlinson, Vice President and Treasurer of Handy & Harman (each, an "Executive"), providing that if, any time within two years following a change in control of Handy & Harman (as defined in the Change in Control Agreements), Handy & Harman terminates the Executive's employment (other than for Disability or Cause, as such terms are defined in the Change in Control Agreements) or if the Executive terminates his employment for Good Reason (as defined in the Change in Control Agreements), the Executive will be entitled to receive a lump sum cash payment equal to one year's base salary, and to receive, for twelve months following the Executive's termination of employment, life, medical and dental insurance benefits substantially similar to those which the Executive was receiving immediately prior to the notice of termination given with respect to such termination. Each agreement also provides that if any payment made to the Executive under the Executive's Change in Control Agreement is subject to the excise tax provisions of Section 4999 of the

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Code, Handy & Harman will reduce such payment to the extent necessary to avoid such payment being subject to such excise tax.


     In 1992, Handy & Harman developed a supplemental executive plan (the "Supplemental Plan") for the purpose of providing a further means by which it may retain and encourage the productive efforts of Mr. Frank E. Grzelecki, the current Vice Chairman of Handy & Harman. The Supplemental Plan, attached as
Exhibit 19 hereto and incorporated herein by reference, provides for the accrual and immediate vesting of a monthly pension in the amount of $1000 per month, to be paid for life commencing on the later of July 1, 1997 and Mr. Grzelecki's separation from service with Handy & Harman. Under the Supplemental Plan, Handy & Harman is required to create a grantor trust and, from time to time, contribute amounts to accumulate an appropriate reserve against its obligations thereunder.

     At its May 1997 meeting, the Handy & Harman Board of Directors resolved to implement a Long-Term Health Care Plan (the "Health Care Plan"), under which Handy & Harman will provide annual premiums to each officer (and his or her spouse) selected for participation by the Board's Compensation Committee in order to purchase a health care policy covering such officer (and spouse), such premiums to be paid for the life of each policyholder. In order to be eligible for participation, an officer must have at least five (5) years of service with Handy & Harman and have reached age 55. At the September 1997 meetings of the Compensation Committee and the Board of Directors, the Compensation Committee and the Board of Directors determined that following a change in control of Handy & Harman, the Health Care Plan may not be terminated for those persons who are eligible to participate in the Health Care Plan prior to the change in control.

     Effective as of February 1, 1995, Handy & Harman implemented the Life Insurance Program, attached as Exhibit 26 hereto and incorporated herein by reference, whereby each executive officer designated by the Compensation Committee and determined to be insurable to the satisfaction of the insurance provider shall be provided with two life insurance policies on such executive officer's life (the "Insured Executive"). Each Insured Executive shall have one life insurance policy on his or her life during the time that he or she is employed by Handy & Harman (the "Pre-Retirement Policy"), which Pre-Retirement Policy shall be in an amount equal to four (4) times the Insured Executive's annual base salary in effect from time to time, and a second life insurance policy on his or her life (the "Post-Retirement Policy"), which Post-Retirement Policy shall be in an amount equal to two (2) times the Insured Executive's annual base salary. Upon the Insured Executive's death while employed with Handy & Harman, Handy & Harman shall pay to the designated beneficiary a lump sum cash payment in the amount of the Pre-Retirement Policy, and upon Retirement (as defined in the Handy & Harman Pension Plan) by the Insured Executive, Handy & Harman shall transfer to such Insured Executive the ownership rights in such Insured Executive's Post-Retirement Policy and, to the extent such transfer results in federal, state or local income taxes to the Insured Executive, Hardy & Harman will gross up such Insured Executive for such taxes.

     At the September 1997 meetings of the Compensation Committee and the Handy & Harman Board of Directors, the Compensation Committee and Board determined to amend the Life Insurance Program to provide that if any payments made or the value of any benefits provided to a participant under the Life Insurance Program are subject to the excise tax provisions of Section 4999 of the Code, Handy & Harman will reimburse such participant such that the net amount retained by the participant shall equal the payment or the value of the benefit due to such participant without regard to such excise tax. The Compensation Committee and Board further determined to amend the Life Insurance Program to provide that upon a change in control of Handy & Harman (as defined in the Life Insurance Program) the Post-Retirement Policy may not be terminated and that Handy & Harman shall transfer to each Insured Executive the ownership rights in each such Insured Executive's Post-Retirement Policy.

     In 1986, Handy & Harman entered into an agreement with Mr. Robert M. Thompson, a form of which is attached as Exhibit 10 hereto and incorporated herein by reference, providing that if, after a change in control of Handy & Harman (as defined in the agreement), Mr. Thompson's position, duties, responsibilities, status with Handy & Harman, base salary, employee benefits or location are changed in a manner materially adverse to Mr. Thompson's interest, then he may designate such change as an event which "triggers" a three-year period of guaranteed employment by Handy & Harman. In December 1988, the Board authorized amendments to the agreement to: (i) conform the definition of "change in control" to the broader definition contained in Handy &

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Harman's employee benefit plans; and (ii) provide that Handy & Harman would reimburse Mr. Thompson for any excise tax (and any income and excise tax due with respect to such reimbursement) imposed on payments made to him in connection with a change in control of Handy & Harman pursuant to Section 280G of the Code.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (A) AND (B). AS MORE FULLY DESCRIBED BELOW, THE HANDY & HARMAN BOARD OF DIRECTORS RECOMMENDS THAT HANDY & HARMAN SHAREHOLDERS REJECT THE WHX OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE WHX OFFER.

  Background.

     On December 15, 1997, Ronald LaBow, Chairman of WHX, telecopied, without any prior contact with Handy & Harman, the following unsolicited letter to Richard N. Daniel, Chairman and Chief Executive Officer of Handy & Harman:

                                                               December 15, 1997

Richard N. Daniel, Chairman
Handy & Harman
250 Park Avenue
New York, New York 10177

Dear Mr. Daniel:

     I will be calling you later this morning to discuss WHX's interest in acquiring your company for $30.00 per share in cash. As you recognize this offer represents a very attractive premium to the company's current and historic market price. I hope we can have an amicable and productive dialogue on the merits of this offer and the benefits which a combination of our companies would bring to your senior management team, employees at large and the company's shareholders. We also look forward to having an opportunity to discuss this offer directly with your Board of Directors.

     Attached for your information is a press release which we will be issuing later today. It outlines our plan to commence an any and all cash tender offer tomorrow at $30.00 per share, subject to a number of conditions including approval by your Board of Directors under the Shareholder Rights Plan and the Business Combination statute (Section 912) of the New York law. The tender offer will not be subject to financing. The complete details of the tender offer will be set forth in a filing to be made on Tuesday with the SEC.

     I am available to meet with you or your representatives to discuss this matter at your earliest convenience.

                                                    Very truly yours,

                                                     /s/ Ronald LaBow
                                                       Ronald LaBow
                                                         Chairman

     On December 18, 1997, the Board of Directors of Handy & Harman held a meeting at which the Board reviewed with Handy & Harman management and Goldman, Sachs & Co., Handy & Harman's financial advisor ("Goldman Sachs"), and Skadden, Arps, Slate, Meagher & Flom LLP, Handy & Harman's legal advisor
("Skadden Arps"), the WHX Offer and its terms and conditions. In addition, Skadden Arps reviewed the legal responsibilities and duties of the Handy & Harman Board in light of the WHX Offer.

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     On December 23, 1997, the Handy & Harman Board of Directors held a meeting at which the Board of Directors again reviewed the WHX Offer and its terms and conditions with Handy & Harman management and Skadden Arps. The Board of Directors reviewed Handy & Harman's business strategy and the strategic repositioning of Handy & Harman which had occurred during the last two years and considered the potential for benefits both with and without a merger with WHX. At such meeting, Goldman Sachs presented its financial analysis of the WHX Offer and reviewed the reaction of the financial markets to the WHX Offer and potential implications for Handy & Harman and its shareholders. After lengthy discussions, and presentations from Goldman Sachs, Skadden Arps and Handy & Harman's senior management, the Board of Directors determined that the best means for providing value to its shareholders was for Handy & Harman to continue to pursue its strategic initiatives and business plans and not to be sold at this time. The Handy & Harman Board of Directors unanimously concluded that, given projected earnings and the strategic repositioning of Handy & Harman over the last two years, the WHX Offer is inadequate and not in the best interests of Handy & Harman and its shareholders. In particular, the Board of Directors determined that Handy & Harman's current strategic initiatives and business plans offer the potential for greater benefits for Handy & Harman's shareholders than the WHX Offer, based on, among other things, greater opportunities for business expansion, revenue and earnings growth, and potential acquisitions in the markets in which Handy & Harman operates. A copy of a letter to shareholders communicating the Board of Directors' recommendation and a form of press release announcing such recommendation are filed as Exhibits 1 and 2 hereto, respectively, and are incorporated herein by reference.

     ACCORDINGLY, THE HANDY & HARMAN BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT HANDY & HARMAN'S SHAREHOLDERS REJECT THE WHX OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE WHX OFFER.

  Factors Considered.

     In reaching the conclusions stated above, the Handy & Harman Board of Directors took into account a variety of factors, including but not limited to the following:

          1. The Board of Directors' familiarity with the financial condition, results of operations, prospects, business opportunities and current strategies of Handy & Harman and the Board of Directors' confidence in Handy & Harman's management and belief that the WHX Offer does not reflect the fair value of Handy & Harman. Specifically, the Board of Directors believed that the recent trading prices of the Shares, as well as the WHX Offer, failed to reflect:

             (a) Handy & Harman's leading and innovative position in the marketplace for many of its products.

             (b) The estimated overfunding of Handy & Harman's pension plans by approximately $125 million as of December 16, 1997 (or $10.43 per Share); in that regard, the Board noted that WHX has an underfunded pension plan and that its unsolicited acquisition proposal may have been prompted by a desire on the part of WHX to solve its own problems with respect to its underfunded pension plan and its potential inability to meet its pension obligations, and the potential adverse effect of the WHX Offer on current and retired employees of Handy & Harman.

             (c) The fact that Handy & Harman's precious metals inventory (consisting primarily of gold and silver) is included on Handy & Harman's balance sheet under the last-in, first-out ("LIFO") method of accounting at $24.2 million as of December 15, 1997 and, as such, does not reflect the fair market value of such inventory, which fair market value amounted to approximately $131.2 million on that date (or $9 per share before taxes); the Handy & Harman Board further considered the fact that while silver prices have increased in recent weeks, gold is currently trading at depressed prices compared to historical prices.

             (d) The expected revenue and earnings growth based on Handy & Harman's strategic initiatives and business plans and the competitive positions of Handy & Harman in the markets in which it operates.

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           2. Presentations by Handy & Harman's management as to the prospects for future growth and profitability.


           3. Handy & Harman's prospects for future growth and expansion, based on the strategic repositioning of Handy & Harman, including the recent sale of its U.S. precious metal refinery business and the acquisition of Olympic Manufacturing Group.

           4. The opinion of Goldman Sachs, Handy & Harman's financial advisor, after reviewing with the Board of Directors of Handy & Harman many of the factors referred to herein and other financial criteria used in assessing the WHX Offer, that the WHX Offer is inadequate.

           5. The disruptive effect of the WHX Offer on Handy & Harman's employees, suppliers and customers.

           6. The Board of Directors' belief that the marketplace and numerous Handy & Harman shareholders do not yet fully appreciate and recognize the benefits already achieved, and still to be achieved, as a result of the strategic repositioning of Handy & Harman over the last two years, and its belief that Handy & Harman is just beginning to realize for its shareholders the values that may be unlocked as a result of Handy & Harman's recent actions.

           7. The Board of Directors' belief that the WHX Offer will deprive Handy & Harman's shareholders (other than WHX) of the future growth in revenue, net income, cash flow and stock price appreciation that are just beginning to result from Handy & Harman's strategic repositioning and operational improvements.

           8. The fact that since the public announcement of the WHX Offer, Handy & Harman has received several unsolicited inquiries from third parties who expressed a potential interest in pursuing a transaction with Handy & Harman.

           9. The historical market prices and trading information for the Shares.

          10. The numerous conditions to which the WHX Offer is subject, including conditions which are in the discretion of WHX, and the fact that the WHX Offer is not subject to any minimum number of Shares being tendered.

          11. The Board of Directors' commitment to acting in the best interests of Handy & Harman's shareholders.

     In light of the numerous factors evaluated in connection with its consideration of the WHX Offer, the Handy & Harman Board of Directors determined that the WHX Offer is not in the best interests of Handy & Harman's shareholders.

     The foregoing discussion of the information and factors considered by the Handy & Harman Board of Directors is not intended to be exhaustive but includes all material factors considered by the Handy & Harman Board of Directors. In reaching its determination to recommend rejection of the WHX Offer, the Handy & Harman Board of Directors did not assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Goldman Sachs was retained, pursuant to the terms of a letter agreement, dated as of December 18, 1997 (the "Letter Agreement"), to serve as Handy & Harman's exclusive financial advisor with respect to the WHX Offer, the possible purchase of all or a portion of the stock or assets of Handy & Harman, a Company Transaction (as defined below) or the sale of Handy & Harman by way of tender offer, merger or otherwise. Goldman Sachs also agreed to render an opinion as to the fairness of the financial consideration to be received by shareholders of Handy & Harman or Handy & Harman, as the case may be, in connection with the sale of 50% or more of the outstanding Shares.

     Handy & Harman has agreed to pay Goldman Sachs a fee of $500,000 in cash on the date the Letter Agreement is executed. Handy & Harman has also agreed to pay Goldman Sachs a fee, in connection with any transaction in which at least 20% of the outstanding Shares are acquired by WHX or any other person or group,

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including Handy & Harman, in one or a series of transactions by means of a tender offer or merger, private or open market purchases of Shares or otherwise, equal to $3,200,000 plus 3.5% of the amount by which the aggregate value of all such transactions exceeds $30.00 times the number of Shares acquired in all such transactions. If at least 50% of the outstanding Shares is acquired by WHX or any other person or group, including Handy & Harman, the aggregate value will be determined as if such acquisition were of 100% of the Shares (including contingently issuable shares). Handy & Harman has also agreed to pay Goldman Sachs a fee if Handy & Harman or any other entity formed or owned in substantial part or controlled by Handy & Harman or one or more members of senior management of Handy & Harman or any employee benefit plan of Handy & Harman or any of its subsidiaries (a "Related Entity") effects a transaction or series of transactions not covered by the second sentence of this paragraph in which (i) at least 20% of the aggregate market value of Handy & Harman as of December 18, 1997 is transferred to the shareholders of Handy & Harman through (A) a merger with, purchase of assets by, or other combination with, a Related Entity, (B) a reclassification of stock, (C) a purchase of stock, (D) a distribution of cash, securities or other assets (including, without limitation, a distribution of all or a portion of stock in one or more of its subsidiaries), (E) a plan of partial liquidation or (F) any similar transactions or combinations of the foregoing and
(ii) the public shareholders of Handy & Harman retain an equity interest in Handy & Harman or, if Handy & Harman does not survive in the transactions described above, in the surviving entity (a "Company Transaction"), equal to $3,200,000 plus 3.5% of the amount by which the aggregate value of the Company Transaction, defined as the per Share value in cash, securities and other assets received by the shareholders of Handy & Harman (including Shares continued to be held by the shareholders) times the number of Shares included in the Company Transaction, exceeds $30.00 times the number of Shares included in the Company Transaction. In the event that a transaction of the types described in either the preceding sentence or the second sentence of this paragraph is not consummated by any of March 30, 1998, June 30, 1998, September 30, 1998, December 30, 1998, March 30, 1999, June 30, 1999, September 30, 1999 or December 30, 1999, Handy & Harman will pay to Goldman Sachs a financial advisory fee of $337,500 on each such date, as applicable. In the event that Handy & Harman sells, distributes or liquidates all or a portion of the assets of Handy & Harman, including any pension-related assets, or sells or distributes securities of Handy & Harman, whether such distribution is made by dividend or otherwise, and no fee has become payable or been paid to Goldman Sachs with respect to a transaction pursuant to the second and fourth sentence of this paragraph, then Handy & Harman shall pay, or cause to be paid, a fee to Goldman Sachs based upon the aggregate value of such transaction in accordance with the schedule specified in the Letter Agreement. Such fee will range from 3.0% of the aggregate value of the transaction if such aggregate value is $50 million or less to .6% of the aggregate value of the transaction if such aggregate value is $1 billion or more. The initial $500,000 fee payable on execution of the Letter Agreement and any fees payable in the event no transaction is consummated by certain specified dates (as described above) which have been previously paid will be credited against any fee payable to Goldman Sachs in connection with any transaction described in the second, fourth or sixth sentence of this paragraph. Handy & Harman has also agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses, including the reasonable fees and disbursements of its counsel, and to indemnify Goldman Sachs for certain liabilities arising out of actions taken under the Letter Agreement.

     In the ordinary course of its business, Goldman Sachs or its affiliates may actively trade or otherwise effect transactions in the securities of Handy & Harman and WHX for its own account and for the account of its customers and, accordingly, may at any time hold long or short positions in such securities.

     Goldman Sachs has provided investment banking services to Handy & Harman from time to time in the past for which it has received customary compensation.

     Handy & Harman has also retained Kekst & Company as public relations advisor and Georgeson & Company Inc. to provide other services to Handy & Harman in connection with the WHX Offer. Handy & Harman will pay Kekst & Company and Georgeson & Company Inc. reasonable and customary fees for their services, reimburse them for their reasonable out-of-pocket expenses and provide customary indemnities.

     Except as disclosed herein, neither Handy & Harman nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the WHX Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) To the extent currently known to Handy & Harman, no transactions in the Shares have been effected during the past 60 days by Handy & Harman or, to the best of Handy & Harman's knowledge, by any executive officer, director, affiliate or subsidiary of Handy & Harman, except that on December 15, 1997, prior to learning of the WHX Offer, Frank E. Grzelecki, Handy & Harman's Vice Chairman, sold 1000 Shares at $22 1/8 per Share, and except that ordinary course purchases of Shares have been made for the accounts of participating employees, including executive officers, pursuant to Handy & Harman's 401(k) Plan and Employee Stock Purchase Plan. Handy & Harman is currently verifying its response to this Item 6(a), and will update its response if other information comes to its attention.

     (b) To the extent currently known to Handy & Harman, no executive officer, director, affiliate or subsidiary of Handy & Harman currently intends to tender, pursuant to the WHX Offer, any Shares which are held of record or beneficially owned by such person or to otherwise sell any such Shares.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth in this Schedule 14D-9, Handy & Harman is not engaged in any negotiation in response to the WHX Offer that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving Handy & Harman or any subsidiary of Handy & Harman; (ii) a purchase, sale or transfer of a material amount of assets by Handy & Harman or any subsidiary of Handy & Harman; (iii) a tender offer for or other acquisition of securities by or of Handy & Harman; or (iv) any material change in the present capitalization or dividend policy of Handy & Harman.

     Notwithstanding the foregoing, the Handy & Harman Board could in the future engage in negotiations in response to the WHX Offer that could have one of the effects specified in the preceding sentence, and the Handy & Harman Board has determined that disclosure with respect to the parties to, and the possible terms of, any transactions or proposals of the type referred to in the preceding paragraph might jeopardize any discussions or negotiations that Handy & Harman might conduct. Accordingly, the Handy & Harman Board has adopted a resolution instructing management not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached or, upon the advice of counsel, as may be required by law.

     (b) To the best of Handy & Harman's knowledge, there are currently no transactions, board resolutions, agreements in principle or signed contracts in response to the WHX Offer, other than as described herein, that relate to or would result in one or more of the matters referred to in Item 7(a).

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  By-law Amendment.

     At the December 23, 1997 meeting of the Handy & Harman Board of Directors, the Board amended Article I, Section 1 of Handy & Harman's By-laws to allow the Board flexibility to set the date of the annual shareholders meeting, as opposed to fixing such date on the second Tuesday in May. A copy of the Amendment to Handy & Harman's By-laws is filed herewith as Exhibit 3.

  Section 912 of the New York Business Corporation Law.

     Section 912 of the New York Business Corporation Law ("Section 912")

regulates certain business combinations, including mergers, of a New York corporation, such as Handy & Harman, with a person that has, individually or with or through its affiliates or associates, acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding voting stock of such corporation (an "Interested Shareholder").

     Section 912 provides that no New York corporation may engage in any business combination with any Interested Shareholder of such corporation for a period of five years following the date on which such Interested Shareholder becomes an Interested Shareholder (a "Stock Acquisition Date") unless such business combination or the purchase of stock made by such Interested Shareholder on such Interested Shareholder's Stock Acquisition

Date is approved by the board of directors of such corporation prior to such Interested Shareholder's Stock Acquisition Date.

     If neither Parent nor the Purchaser (alone or in concert with others) becomes the beneficial owner of at least 20% of the outstanding Shares, Section 912 would not be applicable to the Purchaser's proposed acquisition of Handy & Harman.

  Shareholder Rights Plan.

     Each Right issued pursuant to the Rights Agreement entitles the holder thereof to purchase from Handy & Harman one Share at an exercise price of $58 per Share (the "Purchase Price"), subject to adjustment, upon the occurrence of a "Distribution Date." A Distribution Date will be deemed to occur upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has become an Interested Shareholder or (ii) 10 business days (or such later date as may be determined by the Board of Directors) following the commencement of a tender offer or exchange offer that would result in a person becoming an Acquiring Person.

     In the event that a person becomes an Acquiring Person (except pursuant to an offer for all outstanding Shares that the Board of Directors of Handy & Harman determines to be fair to and in the best interests of Handy & Harman and its shareholders), each holder of a Right will thereafter have the right to receive, upon exercise, the number of Shares for which such Right was exercisable immediately prior to the first occurrence of such event at an adjusted per share purchase price of 10% of the then current market price per Share. Notwithstanding any of the foregoing, following the occurrence of the event set forth in the preceding sentence, all Rights that are or (under certain circumstances specified in the Rights Agreement) were beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by Handy & Harman in accordance with the terms of the Rights Agreement.

     In the event that, at any time following the date that a person becomes an

Acquiring Person, (i) Handy & Harman is acquired in a merger or other business combination transaction in which Handy & Harman is not the surviving corporation (other than a merger which follows an offer described in the preceding paragraph), or (ii) more than 50% of Handy & Harman's assets or earning power is sold or transferred, each holder of a Right (except Rights that previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right.

     At the December 23, 1997 meeting of the Handy & Harman Board of Directors, the Board resolved to delay any Distribution Date under the Rights Agreement, that arises solely by virtue of the lapse of time following the public announcement of the WHX Offer, until such time as the Board or any authorized committee thereof shall designate, by subsequent resolution duly adopted by the Board or such committee thereof.

     For a more complete description of the Rights Agreement, see Handy & Harman's Form 8-A, dated February 3, 1989, and Handy & Harman's Form 8-A/A, dated May 21, 1996, and Handy & Harman's Form 8-A/A, dated October 24, 1996, each as filed with the Securities and Exchange Commission.

  Change in Control Provisions in Bank Debt.

     Handy & Harman is party to a Revolving Credit Agreement, dated as of September 29, 1997 (the "Credit Agreement"), with certain financial institutions as lenders and The Bank of Nova Scotia as Administrative Agent. Under the Credit Agreement, an "Event of Default" will occur if there is a "Change in Control", which would be deemed to occur if any person, or two or more persons acting in concert, acquired beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of 30% or more of the outstanding shares of voting stock of Handy & Harman. Unless waived, the occurrence of an Event of Default (i) prohibits Handy & Harman from borrowing additional money under the Credit Agreement and
(ii) permits certain of the lenders under the Credit Agreement to declare all or any portion of the outstanding borrowings under the Credit Agreement to be due and payable.

     The Note Agreements relating to Handy & Harman's $125,000,000 7.31% Senior Notes due 2001 (the "Notes"), each dated as of April 17, 1997, by and between Handy & Harman and the purchasers listed therein (collectively, the "Note Agreements"), do not contain any "change of control" provisions. However, under the Note Agreements, an Event of Default will occur if (i) Handy & Harman is in default in the performance or compliance with any term of any evidence of any debt (other than debt under the Note Agreements) with an outstanding principal amount of at least $5,000,000 or any other condition exists, and as a consequence of such default or condition, such debt becomes due and payable before its stated maturity or (ii) Handy & Harman becomes obligated to purchase or repay any debt (other than debt under the Note Agreements) before its regularly scheduled dates of payment in an aggregate outstanding principal amount of at least $5,000,000 (unless Handy & Harman simultaneously offers to purchase a proportionate amount of Notes).


ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.   DESCRIPTION
-----------   ------------------------------------------------------------------
     1        Letter to Shareholders, dated December 24, 1997.*
     2        Text of Press Release issued by Handy & Harman, dated December 24,
                1997.
     3        Amendment to By-laws of Handy & Harman, as approved by the Handy &
                Harman Board of Directors on December 23, 1997.
     4        Excerpted Sections of Handy & Harman's Proxy Statement, dated
                April 2, 1997, relating to Handy & Harman's Annual Meeting of
                Shareholders.
     5        Handy & Harman 1982 Stock Option Plan.
     6        Amendment to Handy & Harman 1982 Stock Option Plan.
     7        Handy & Harman Management Incentive Plan--Corporate Group
                Participants, as amended and restated on December 15, 1994.
     8        Subsidiary, Division, Group or Unit Management Incentive Plan, as
                amended and restated on December 15, 1994.
     9        Handy & Harman Deferred Fee Plan for Directors, as amended and restated on December 15, 1994, effective as of January 1, 1995.
    10        Form of Executive Agreement entered into with Handy & Harman's executive officers in September 1986.
    11        Amendments to the Form of Executive Agreement approved in
                December 1988.
    12        Handy & Harman 1988 Long-Term Incentive Plan.
    13        Amendment to Handy & Harman 1988 Long-Term Incentive Plan approved in December 1988.
    14        Amendment to Handy & Harman 1988 Long-Term Incentive Plan approved in June 1989.
    15        Agreement dated as of May 1, 1989 between Handy & Harman and
                Richard N. Daniel.
    16        Amendment to Agreement dated as of May 1, 1989 between Handy &
                Harman and Richard N. Daniel approved by the Handy & Harman
                Board of Directors on May 11, 1993.
    17        Amendment to Agreement dated as of May 1, 1989 between Handy &
                Harman and Richard N. Daniel approved by the Handy & Harman
                Board of Directors on September 28, 1995.
    18        Employment Agreement dated as of October 22, 1996 by and between
                Handy & Harman and Robert D. LeBlanc.
    19        Handy & Harman Supplemental Executive Plan.
    20        Handy & Harman Outside Director Stock Option Plan.
    21        Handy & Harman Long-Term Incentive Stock Option Plan.
    22        Amended and Restated Agreement, dated as of November 3, 1995, by and between Handy & Harman and Frank E. Grzelecki.
    23        Handy & Harman 1995 Omnibus Stock Incentive Plan.

EXHIBIT NO.   DESCRIPTION
-----------   ------------------------------------------------------------------
    24        Handy & Harman Supplemental Executive Retirement Plan adopted and established effective September 28, 1989 and amended and
                restated as of January 1, 1995.
    25        First Amendment to the Supplemental Executive Retirement Plan,
                effective January 1, 1995.
    26        Handy & Harman Executive Post-Retirement Life Insurance Program.
    27        Supplemental Agreement, dated as of May 14, 1997, by and between
                Handy & Harman and Robert D. LeBlanc.
    28        Form of Change in Control Agreement, dated May 14, 1997, entered into with Handy & Harman's executive officers.

------------------
* Included in copies of the Schedule 14D-9 mailed to shareholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 24, 1997

                                          HANDY & HARMAN

                                          By: /S/ PAUL E. DIXON
      ----------------------------
                                              Paul E. Dixon
                                              Senior Vice President,
                                              General Counsel and Secretary

                                EXHIBIT INDEX

Exhibit
  No.      Description
------     -----------

99.1      Letter to Shareholders, dated December 24, 1997.

99.2      Text of Press Release issued by Handy & Harman, dated
          December 24, 1997.

99.3 Amendment to By-laws of Handy & Harman, as approved by the Handy & Harman Board of Directors on December 23, 1997.

99.4 Excerpted Sections of Handy & Harman's Proxy Statement, dated April 2, 1997, relating to Handy & Harman's Annual Meeting of
          Shareholders.

99.5      Handy & Harman 1982 Stock Option Plan.

99.6      Amendment to Handy & Harman 1982 Stock Option Plan.

99.7 Handy & Harman Management Incentive Plan--Corporate Group Participants, as amended and restated on December 15, 1994.

99.8 Subsidiary, Division, Group or Unit Management Incentive Plan, as amended and restated on December 15, 1994.

99.9 Handy & Harman Deferred Fee Plan for Directors, as amended and restated on December 15, 1994, effective as of January 1, 1995.

99.10 Form of Executive Agreement entered into with Handy & Harman's executive officers in September 1986.

99.11     Amendments to the Form of Executive Agreement approved in December
          1988.

99.12     Handy & Harman 1988 Long-Term Incentive Plan.

99.13 Amendment to Handy & Harman 1988 Long-Term Incentive Plan approved in December 1988.

99.14 Amendment to Handy & Harman 1988 Long-Term Incentive Plan approved in June 1989.

99.15 Agreement dated as of May 1, 1989 between Handy & Harman and Richard N. Daniel.

99.16 Amendment to Agreement dated as of May 1, 1989 between Handy & Harman and Richard N. Daniel approved by the Handy & Harman Board of Directors on May 11, 1993.

99.17 Amendment to Agreement dated as of May 1, 1989 between Handy & Harman and Richard N. Daniel approved by the Handy & Harman Board of Directors on September 28, 1995.

99.18 Employment Agreement dated as of October 22, 1996 by and between Handy & Harman and Robert D. LeBlanc.

99.19    Handy & Harman Supplemental Executive Plan.

99.20    Handy & Harman Outside Director Stock Option Plan.

99.21    Handy & Harman Long-Term Incentive Stock Option Plan.

99.22 Amended and Restated Agreement, dated as of November 3, 1995, by and between Handy & Harman and Frank E. Grzelecki.

99.23    Handy & Harman 1995 Omnibus Stock Incentive Plan.

99.24 Handy & Harman Supplemental Executive Retirement Plan adopted and established effective September 28, 1989 and amended and restated as of January 1, 1995.

99.25 First Amendment to Supplemental Executive Retirement Plan, effective January 1, 1995.

99.26    Handy & Harman Executive Post-Retirement Life Insurance Program.

99.27 Supplemental Agreement, dated as of October 22, 1996, by and between Handy & Harman and Robert D. LeBlanc.

99.28 Form of Change in Control Agreement, dated May 14, 1997, entered into with Handy & Harman's executive officers.

                                      6